Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 3, 2023
VIA EDGAR TRANSMISSION
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”) Vert Global Sustainable Real Estate ETF (the “Fund”) Securities Act Registration No: 333-133691 Investment Company Act Registration No: 811-21897
Dear Ms. White:
This correspondence is to respond to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on October 31, 2023 in response to correspondence the Trust filed on October 30, 2023. The correspondence was filed in connection to previous comments by the Staff with respect to Post-Effective Amendment No. 136 to the Trust’s Registration Statement on Form N-1A filed August 24, 2023 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The Fund’s name includes the term “global.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.
Response:     The Trust notes that the Staff, in adopting Rule 35d-1, indicated that “the terms ‘international’ and ‘global’… connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. [The Staff] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” Investment Company Names, SEC Release No. IC-24828, n. 42 (Jan. 17, 2001) (the “35d-1 Release”).
In response to inquiries from the Investment Company Institute (“ICI”) regarding fund names that include the terms “international” and “global,” the Staff indicated that it “seeks to ensure that funds using these terms explain how they intend to invest consistent with [the above] connotation.” The Staff further indicated to the ICI that it “believes that one effective way to satisfy this mandate is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US. [The Staff does] not believe, however, that this approach is compulsory.” (emphasis added) ICI Memorandum 26215 regarding “SEC Staff Comments on Fund Names (35d-1)” (June 4, 2012).
As indicated in the ICI memorandum and in keeping with the language of the 35d-1 Release, a fund should expressly describe in its prospectus how it will invest its assets in investments that are tied economically to a number of countries throughout the world (but not necessarily as any percentage of a fund’s assets).
The Trust believes that the Fund’s current disclosure contained in the “Principal Investment Strategy” section on page 8 of the Fund’s Prospectus follows the approach outlined by the staff’s informal guidance and sufficiently describes how the Fund invests in investments that are tied economically to a number of countries throughout the world. The Trust also believes that the Fund’s current disclosure is consistent with informal guidance provided by the staff regarding funds with “global” in their name and the number of countries in which such funds should hold investments. See, “Preparation of Disclosure Filings by Investment Company Registrants” (January 3, 1991), That staff guidance stated that global funds should have a policy requiring investment in at least three different countries. As of June 30, 2023, the Fund was invested in securities of issuers from fifteen different non-U.S. countries.
The Trust also notes that the Fund’s benchmark index is the S&P Global REIT Index, a global index. As of September 23, 2023, the market cap of the index was comprised of 70.3% U.S. companies. The Trust believes that adopting a policy whereby the Fund will invest 40% of its assets in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States would be unnecessarily constraining and a disadvantage to shareholders. The Trust also notes that there are a number of currently operational actively-managed and passively-managed real estate ETFs with “global” in their name that have not adopted a policy to invest at least 40% of their assets in companies outside of the United States. Furthermore, such ETFs did not have 40% of their assets invested in companies outside of the United States as of November 1, 2023 based on holdings published on each ETF’s website.

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.
Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Assistant Vice President
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